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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 OZEMAIL LIMITED
                            (Name of Subject Company)

                                 OZEMAIL LIMITED
                      (Name of Person(s) Filing Statement)

                 ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES,
         EACH AMERICAN DEPOSITARY SHARE REPRESENTING TEN ORDINARY SHARES
                         (Title of Class of Securities)

                     692674104 (AMERICAN DEPOSITARY SHARES)
                      (CUSIP Number of Class of Securities)

                                 SEAN M. HOWARD
                             CHIEF EXECUTIVE OFFICER
                                 OZEMAIL CENTRE
                                39 HERBERT STREET
                        ST. LEONARDS NEW SOUTH WALES 2065
                                    AUSTRALIA
                               011-61-2-9433-2400
       (Name,address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

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                                 With a copy to:

                             RONALD C. BARUSCH, ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (INTERNATIONAL)
                         LEVEL 13, 131 MACQUARIE STREET
                           SYDNEY NEW SOUTH WALES 2000
                                    AUSTRALIA
                               011-61-2-9253-6000
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          This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed on January 7, 1999 (the "Schedule 14D-9") by OzEmail Limited (A.C.N. 066 387 157), a public company incorporated under the laws of New South Wales, Australia (the "Company"), relating to the offer by UUNET Holdings Australia Pty Limited (A.C.N. 085 531
684) ("UUNET Australia"), a wholly owned subsidiary of UUNET Technologies, Inc. ("Intermediate"), a Delaware corporation, which is in turn, a wholly owned subsidiary of MCI WORLDCOM, Inc., ("MCI WorldCom", and together with UUNET Australia and Intermediate, the "Bidder"), a Georgia corporation, to purchase all of the issued and outstanding ordinary shares of the Company (the "Ordinary Shares") and American Depositary Shares, each representing ten Ordinary Shares (the "ADSs", and together with the Ordinary Shares, the "Securities") at a price of US$22.00 per ADS (or US$2.20 per Ordinary Share), net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase dated January 7, 1999 and the related Acceptance and Transfer Form, in the case of the Shares, and the related Letter of Transmittal, in the case of the ADSs (which Offer to Purchase, Acceptance and Transfer Form and Letter of Transmittal, as amended from time to time, constitute the "Offer"). The Offer to Purchase, the Acceptance and Transfer Form and the Letter of Transmittal are contained in the Bidder's Tender Offer Statement on Schedule 14D-1, as filed with the Securities and Exchange Commission on January 7, 1999, as amended on January 20, 1999, January 27, 1999 and February 2, 1999. Unless otherwise indicated, all capitalized terms used but not defined herein, shall have the respective meanings assigned to them in the Schedule 14D-9.

ITEM 3.   IDENTITY AND BACKGROUND

          (b) On February 3, 1999, the Company amended its 1996 Employee Stock Option Plan (the "Plan") to permit the directors of the Company, at their discretion, to permit unvested options issued to employees of the Company under the Plan to be exercised in the event that the following conditions precedent are satisfied: (i) the Offer has expired and the Minimum Condition (as defined in the Offer to Purchase) has been satisfied, and the Bidder is entitled to proceed to compulsory acquisition under the Australian Corporations Law, (ii) the Bidder intends to proceed to compulsory acquisition and (iii) the Bidder has announced to the market its intention to proceed to compulsory acquisition. The Board of Directors has resolved to exercise its discretion under the Plan to permit the acceleration of vesting of options under the Plan subject to the satisfication of the conditions set forth above. The Plan also has been amended to permit holders of options that have vested under the Plan to be able to exercise their options under a procedure whereby the Offer is accepted and the

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Offer consideration is remitted to the Company with the aggregate exercise price for the options deducted before the balance is paid to the option holder.

          The rules of the Australian Stock Exchange (the "ASX"), upon which the Ordinary Shares are listed, require an ASX listed company only to make changes to an employee incentive scheme (such as the Plan) with the approval of a meeting of ordinary shareholders by special resolution. The Company has obtained from the ASX a waiver of this requirement. The ASX waiver was conditioned on the Company making the aforementioned amendments to the Plan and the ASX waiver available to the market. A copy of the letter from the ASX granting the waiver and the Plan, as amended, are attached hereto as Exhibits 5 and 6, respectively.

          In connection with the Company's application to the ASX of the waiver referred to above, UUNET Australia sent a letter to the Company's counsel indicating that it had no objection to the Company's amendment to the Plan, as described above, and to the ASX's granting of the waiver sought by the Company.


ITEM 9.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit 5 -    Letter from the ASX

Exhibit 6 -    1996 Employee Stock Option Plan, as amended

Exhibit 7 -    Statement by the Company made to Internet customers regarding the
               Offer

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                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                       OZEMAIL LIMITED


                                       By:  /s/ Sean M. Howard
                                            ------------------------------------
                                            Sean M. Howard
                                            Chief Executive Officer and Director


Dated:   February 3, 1999

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